Mail Stop 4561

May 2, 2008

Victoria E. Silbey, Esq.
General Counsel
SunGard Data Systems Inc.
680 East Swedesford Road
Wayne, PA 19087

      **Re:**    **SunGard Data Systems Inc.**
                **Registration Statement on Form S-1**
                **Filed on April 22, 2008**
                **File No. 333-150383**

                **Form 10-K for the fiscal year ended December 31, 2007**
                **Filed March 7, 2008**
                **File No. 001-12989**

Dear Ms. Silbey:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Item 16 – Exhibits and Financial Statement Schedules, page II-7

1.      You appear to be relying on the power of attorney filed with your prior
        registration statement on Form S-1 (333-142356) for the vast majority of the
        signatures on your current registration statement.  Please advise us of the basis for
        your belief that this is consistent with Item 601(b)(24) of Regulation S-K.

Item 17 – Undertakings, page II-17

2.      Please advise us as to why you have not included the undertakings required by
        Item 512(a)(5)(ii) and Item 512(f) of Regulation S-K.

3.      Please advise us as to why you have included the undertakings appearing in
        paragraphs (b) and (c) of this section.

Form 10-K

Cover

4.      On the cover of your most recent Form 10-K, for the fiscal year ended December
        31, 2007, you have indicated that you are not required to file reports pursuant to
        Section 13 or Section 15(d) of the Securities Act of 1933.  However, given that
        you filed a registration statement on Form S-1 which became effective during
        your fiscal year ended December 31, 2007, you appear to have been required to
        file the Form 10-K under Section 15(d) of the Securities Exchange Act of 1934.
        Please tell us how you concluded that you should indicate on the cover of the
        Form 10-K that you are not required to file reports pursuant to Section 15(d) of
        the Securities Act.

                        *       *       *       *       *

        As appropriate, please amend your registration statement in response to these
comments.  You may wish to provide us with marked copies of the amendment to
expedite our review.  Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information.  Detailed cover
letters greatly facilitate our review.  Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

Please contact Michael F. Johnson at (202) 551-3477 with any other questions.  If you need anything further, you may contact me at (202) 551-3503.  If you thereafter require further assistance, please call Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

David L. Orlic
Special Counsel

cc:     Via Facsimile: (212) 455-2502
        Richard A. Fenyes, Esq.
        Simpson Thacher & Bartlett LLP
        Telephone: (212) 455-2000